Exhibit 99.2

News Release

Investors, analysts and other interested parties can access Brookfield Asset Management’s 2007 Results as well as the Shareholders’ Letter and Supplemental Financial Information on Brookfield’s web site under the Investor Centre/Financial Reports section at www.brookfield.com.
The 2007 Results conference call can be accessed via webcast on February 8, 2008 at 11 a.m. EST at www.brookfield.com or via teleconference at 1-800-319-4610 toll free in North America. For overseas calls please dial 604-638-5340, at approximately 10:50 a.m. EST. The teleconference taped rebroadcast can be accessed at 1-800-319-6413 or 604-638-9010 (Password 2811).

BROOKFIELD ASSET MANAGEMENT ANNOUNCES RECORD CASH FLOWS
FROM OPERATIONS FOR 2007

TORONTO, February 8, 2008 – Brookfield Asset Management Inc. (TSX/NYSE: BAM) today announced its results for the fourth quarter and year ended December 31, 2007.

Cash Flow From Operations
Cash flow from operations for the full year was a record $1.9 billion, compared with $1.8 billion reported in 2006. Total cash flow from operations prior to realization gains was $1.7 billion compared with $1.2 billion on the same basis in 2006, representing a 46% improvement.

Cash flow from operations for the fourth quarter totalled $575 million ($0.94 per share), compared with $859 million ($1.42 per share) reported in the corresponding quarter of the previous year. The difference was due to a lower level of realization gains in the fourth quarter of 2007. Excluding realization gains, cash flow from operations for the fourth quarter increased by 15%.

	Three months ended December 31		Years ended December 31
US$ millions (except per share amounts)	2007	2006	2007	2006
Cash flow from operations
– total	$575	$859	$1,907	$1,801
– per share(1)	$0.94	$1.42	$3.11	$2.95
– prior to realization gains	$407	$354	$1,736	$1,191
(1)  Adjusted to reflect three-for-two stock split

“We reported the highest operating cash flows in our history, reflecting significant progress in expanding our assets under management,” said Bruce Flatt, Managing Partner of Brookfield Asset Management. “We also recorded strong investment returns across most of our operating platforms, particularly in our commercial property and specialty funds operations, despite a volatile operating environment over the past six months. The underlying fundamentals of our businesses remain strong with a few small exceptions and, we continue to actively build each of our operating platforms on a global basis.”

Net Income
Net income on a comparable basis, and excluding realization gains was $941 million in 2007 compared with $624 million on the same basis last year. Total net income was $787 million in 2007, compared to $1,170 million in 2006. Net income in 2007 reflects a lower level of realization gains than recorded in 2006. Net income also does not include $331 million of gains on the sale of exchangeable debentures during the year that were recorded in opening retained earnings as opposed to net income due to a prescribed change in accounting policy.

Net income was also impacted by depreciation and amortization recorded on assets purchased since the latter portion of 2006. In the company’s view, these assets will generate increasing cash flows over an extended period of time due to their high quality, long life and value appreciation potential. As a result, the depreciation and amortization being recorded is far greater than the expenditures required to maintain the assets.

For the fourth quarter, net income including all items was $346 million compared to $611 million in the fourth quarter of 2006. On a comparable basis, net income prior to realization gains for the fourth quarter was $178 million compared with $129 million in the fourth quarter of 2006. The increase in operating cash flow noted above was offset by depreciation on newly acquired assets.

	Three months ended December 31		Years ended December 31
US$ millions (except per share amounts)	2007	2006	2007	2006
Net income
– total	$346	$611	$787	$1,170
– per share(1)	$0.56	$1.01	$1.24	$1.90
– prior to realization gains and accounting change	$178	$129	$941	$624
(1) Adjusted to reflect three-for-two stock split

Brookfield Infrastructure Partners
Brookfield completed the distribution of units of Brookfield Infrastructure Partners to shareholders on January 31, 2008 as a fully invested entity with a select group of operating businesses in the United States, Canada, Brazil and Chile. This will enable shareholders to participate immediately in the returns from these operations and provide shareholders who choose to retain their shares, a stable and growing entity for infrastructure asset ownership, with a solid dividend payout.

Dividend Declaration
The Board of Directors declared a dividend of US$0.13 per Class A Common Share, payable on May 31, 2008, to shareholders of record as at the close of business on May 1, 2008, representing an increase from the current rate of US$0.12 per share. The Board also declared all of the regular monthly and quarterly dividends on its preferred shares.

Information on Brookfield Asset Management’s declared share dividends can be found on the company’s web site under Investor Centre/Stock and Dividend Information.

Additional Information
The Letter to Shareholders and the company’s Supplemental Financial Information for the year ended December 31, 2007 contain further information on the company’s strategy, operations and financial results. Shareholders are encouraged to read these documents, which are available on the company’s website.

Basis of Presentation of Financial Results
This press release and accompanying financial statements make reference to cash flow from operations on a total and per share basis. Cash flow from operations is defined as net income excluding depreciation and amortization, future income taxes and other items as described as such in the consolidated statement of income, and including dividends and disposition gains that are not otherwise included in net income. Brookfield uses cash flow from operations to assess its operating results and the value of its business and believes that many of its shareholders and analysts also find this measure of value to them.  The company provides the components of cash flow from operations and a full reconciliation between cash flow from operations and net income with the financial information accompanying this press release. Cash flow from operations is a non-GAAP measure which does not have any standard meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other companies.

* * * * *

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Brookfield Asset Management Inc., focused on property, power and infrastructure assets, has approximately $95 billion of assets under management and is co-listed on the New York and Toronto Stock Exchanges under the symbol BAM. For more information, please visit our web site at www.brookfield.com.

Please note that Brookfield’s audited annual and unaudited quarterly reports have been filed on Edgar and Sedar and can also be found in the investor section of our web site at www.brookfield.com. Hard copies of the annual report and quarterly disclosures can be obtained free of charge upon request.

For more information, please visit our web site at www.brookfield.com or contact:

Contact:
Denis Couture
SVP, Investor Relations and Corporate and International Affairs
Brookfield Asset Management
Tel.: (416) 956-5189
Fax.: (416) 363-2856
dcouture@brookfield.com

Note: This press release contains forward-looking information within the meaning of Canadian provincial securities laws and other “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations.  The words “expected,” “should,”  “will” and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements.  Although Brookfield Asset Management believes that the company’s anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: economic and financial conditions in the countries in which we do business; the behaviour of financial markets, including fluctuations in interest and exchange rates; market demand for an infrastructure company, which is unknown; ability to compete for new acquisitions in the competitive infrastructure space; availability of equity and debt financing; strategic actions including dispositions; the ability to effectively integrate acquisitions into existing operations and the ability to attain expected benefits; the company’s continued ability to attract institutional partners to its Specialty Investment Funds; adverse hydrology conditions; regulatory and political factors within the countries in which the company operates; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts; and other risks and factors detailed from time to time in the company’s form 40-F filed with the Securities and Exchange Commission as well as other documents filed by the company with the securities regulators in Canada and the United States included in the Annual Information Form under the heading “Business Environment and Risks”.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Brookfield Asset Management, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

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CONSOLIDATED STATEMENTS OF CASH FLOW FROM OPERATIONS

(Unaudited)	Three months ended December 31		Years ended December 31
US$ millions, except per share amounts	2007	2006	2007	2006
Fees earned	$92	$70	$415	$257
Revenues less direct operating costs
Commercial properties	414	409	1,548	1,023
Power generation	148	142	611	620
Infrastructure	33	70	290	200
Development and other properties	115	164	418	470
Specialty funds	233	131	370	228
Investment and other income	139	83	978	498
Realization gains	204	528	231	633
	1,378	1,597	4,861	3,929
Expenses
Interest	510	420	1,786	1,185
Other operating costs	141	108	464	333
Current income taxes	28	68	68	142
Non-controlling interests in net income	124	142	636	468
	$575	$859	$1,907	$1,801
Cash flow from operations per common share(1)
Diluted	$0.94	$1.42	$3.11	$2.95
Basic	$0.97	$1.46	$3.20	$3.04
(1) Adjusted to reflect three-for-two stock split

  Notes
  Cash flow from operations is reconciled to net income before other items on page 6 of this press release as follows:

(Unaudited)	Three months ended December 31		Years ended December 31
US$ millions	2007	2006	2007	2006
Net income excluding other items (see page 6)	$569	$767	$1,555	$1,648
Dividends from equity accounted investments(1)	6	5	21	66
Dividends from investments(2)	—	87	—	87
Gain on sale of exchangeable debentures(1)	—	—	331	—
Cash flow from operations (per above)	$575	$859	$1,907	$1,801
(1)  Included in Investment and Other Income in the Statements of Cash Flow from Operations
(2)  Included in Commercial Properties in the Statements of Cash Flow from Operations

The consolidated statements of cash flow from operations above are prepared on a basis that is consistent with management’s discussion and analysis and differ from the company’s consolidated financial statements presented in its interim report, which are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).  Management uses cash flow from operations as a key measure to evaluate performance and to determine the underlying value of its businesses. Readers are encouraged to consider both measures in assessing Brookfield Asset Management’s results. Cash flow from operations is equal to net income excluding “other items” as presented in the following consolidated statements of income and including dividends from investments and the gain on the sale of an exchangeable debenture investment. The exchangeable debenture gain would have been included in income prior to the implementation of recent accounting requirements but, as a result of transitional provision, has been recorded in shareholders’ equity.

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CONSOLIDATED BALANCE SHEETS

	(Unaudited) December 31	(Unaudited) September 30	December 31
US$ millions	2007	2007	2006
Assets
Cash and cash equivalents	$1,561	$2,338	$1,204
Financial assets	1,529	1,665	1,665
Operating assets
Securities	1,646	2,072	1,529
Loans and notes receivable	909	663	651
Property, plant and equipment
Commercial properties	21,166	16,744	16,240
Power generating	5,137	5,057	4,309
Infrastructure	3,046	3,067	2,940
Development and other properties	7,573	4,987	4,156
Other plant and equipment	1,050	1,054	619
Investments	1,352	967	775
Goodwill	1,528	777	669
Accounts receivable and other	9,100	7,082	5,951
	$55,597	$46,473	$40,708
Liabilities and Shareholders’ Equity
Liabilities
Corporate borrowings	$2,048	$2,482	$1,507
Non-recourse borrowings
Property specific mortgages	21,644	18,288	17,148
Other debt of subsidiaries	7,463	4,541	4,153
Accounts payable and other liabilities	11,102	8,341	6,497

Capital securities	1,570	1,577	1,585
Non-controlling interests of others in assets	4,256	4,046	3,734
Preferred equity	870	870	689
Common equity	6,644	6,328	5,395
	$55,597	$46,473	$40,708

Note
Investment in Canary Wharf Group included in “Property” with a carried value of $182 million (2006 - $182 million) is included in “Securities” in the company’s consolidated financial statements, which are prepared in accordance with Canadian GAAP.

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CONSOLIDATED STATEMENTS OF INCOME

	Three months ended December 31		Years ended December 31
US$ millions, except per share amounts	(Unaudited) 2007	(Unaudited) 2006	(Unaudited) 2007	2006
Total revenues	$3,158	$2,904	$9,343	$6,897

Fees earned	$92	$70	$415	$257
Revenues less direct operating costs
Commercial properties	414	322	1,548	936
Power generation	148	142	611	620
Infrastructure	33	70	290	200
Development and other properties	115	164	418	470
Specialty funds	233	131	370	228
Investment and other income	133	78	626	432
Realization gains	204	528	231	633
	1,372	1,505	4,509	3,776
Expenses
Interest	510	420	1,786	1,185
Other operating costs	141	108	464	333
Current income taxes	28	68	68	142
Non-controlling interests in net income	124	142	636	468
	569	767	1,555	1,648
Other items
Depreciation and amortization	(294)	(233)	(1,034)	(600)
Equity accounted losses from investments	(4)	(10)	(72)	(36)
Provisions and other	(95)	(37)	(112)	57
Future income taxes	35	3	(88)	(203)
Non-controlling interests in the foregoing items	135	121	538	304
Net income	$346	$611	$787	$1,170
Net income per common share(1)
Diluted	$0.56	$1.01	$1.24	$1.90
Basic	$0.57	$1.03	$1.27	$1.95
(1) Adjusted to reflect three-for-two stock split

Note
The consolidated statements of income are prepared on a basis consistent with the company’s financial statements presented in its annual report, which are prepared in accordance with Canadian GAAP.

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SIGNIFICANT REALIZATION GAINS – THREE MONTHS ENDED

Three months ended December 31	Cash Flow from Operations		Net Income
US$ millions (Unaudited)	2007	2006	2007	2006
Reported results, including net realization gains	$407	$354	$178	$129
Realization gains
Core office properties-dilution gain	—	110	—	110
Residential Brazil IPO	—	269	—	269
Brazil exchange seats sale	204	—	204	—
Sale of Accor	—	149	—	149
Less: Income taxes and non-controlling interests	(36)	(23)	(36)	(46)
	168	505	168	482
Reported results, prior to net realization gains	$575	$859	$346	$611

SIGNIFICANT REALIZATION GAINS – YEARS ENDED

Years ended December 31	Cash Flow from Operations		Net Income
US$ millions (Unaudited)	2007	2006	2007	2006
Reported results, including net realization gains	$1,736	$1,191	$941	$624
Realization gains / losses
Core office properties-dilution gain	—	110	—	110
Core office properties-debt breakage costs	(27)	—	(27)	—
Residential Brazil IPO	—	269	—	269
Retail fund formation gain	—	79	—	79
Acadian Timber Fund formation gain	—	26	—	26
Banco Brascan joint venture gain	27	—	27	—
Brazil exchange seats sale	204	—	204	—
Sale of Accor	—	149	—	149
Disposition gains included in opening retained earnings(1)	—	—	(331)	—
Less: Income taxes and non-controlling interests	(33)	(23)	(27)	(87)
	171	610	(154)	546
Reported results, prior to net realization gains	$1,907	$1,801	$787	$1,170
(1) As opposed to net income, due to a prescribed change in accounting guidelines

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